July 26, 2013

Via EDGAR Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Branch Chief Legal

Gabriel Eckstein, Staff Attorney

Re:	MiX Telematics Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed July 22, 2013
File No. 333-189799

Dear Mr. Shuman and Mr. Eckstein

Set forth below is the response on behalf of MiX Telematics Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 25, 2013 (the “Comment Letter”) concerning the referenced Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form F-1 (the “Registration Statement”), which was filed with the Commission on July 22, 2013 . For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover four copies of Amendment No. 2 to Registration Statement on Form F-1 as publicly filed with the Commission concurrently herewith, two of which have been marked to show changes from Amendment No. 1.

Cover Page

1.	You state that the expected offering price will be between $14.00 and $16.00 for each ADS representing 25 ordinary shares. The price of one ordinary share is substantially higher than the price of one ordinary share as traded on the Johannesburg Stock Exchange. Please tell us how you arrived at the IPO price range, including the reason for the substantial premium.

We are providing information responsive to this comment supplementally under separate cover.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

July 26, 2013

Summary, page 1

2.	Please add disclosure quantifying the percentage of voting power after the offering that will be held by existing 5% shareholders, executive officers, and directors as mentioned in the first risk factor on page 37 of your prospectus.

We have revised the disclosure as requested by the Staff. Please see page 9.

Exhibit 5.1

3.	Refer to paragraph 5.2 and prior comment 22. Please note that as to the shares that are already outstanding, such as those offered by selling shareholders, the opinion should state that the shares are legally issued, fully paid, and non-assessable. Please refer to section II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011) and file a revised opinion.

Werksmans Attorneys has revised its legal opinion as requested by the Staff. Please see exhibit 5.1 to the Registration Statement.

*     *     *     *     *

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form F-1, please feel free to call me (212-880-3817) or Carlos E. Méndez-Peñate (212-880-3894).

Sincerely,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt

cc:	Stefan Joselwitz, MiX Telematics Limited
Megan Pydigadu, MiX Telematics Limited
Howard Scott, MiX Telematics Limited
Laura Veator, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Corey Jennings, Office of International Corporate Finance
Barbara C. Jacobs, Assistant Director
Carlos E. Méndez-Peñate, Akerman Senterfitt LLP